May 21, 2008

Mail Stop 4561

James C. McGill
Chairman of the Board
MacroSolve, Inc.
5800 East Skelly Drive, Suite 300
Tulsa, OK 74135

RE: MacroSolve, Inc.
   Amendment no, 1 to Form S-1
   Filed April 24, 2008
   File number 333-150332

Dear Mr. McGill:

   We have limited our review of your filings to those issues we have addressed in our comments. We think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. On page 6 you indicate that on April 14, 2008, a stock dividend of 19 shares for each share outstanding on March 31, 2008, was issued. This recapitalization of your common stock has substantially the same effect as a 20-for-one share stock split. However, it does not appear that you have adjusted the share amounts for periods prior to April 14, 2008, to show the retroactive effect of the stock dividend. In the absence of such adjustments, the share amounts in the filing do not appear to provide an informative presentation that new investors will be able to readily assess in terms of the current capital structure. Please consider a presentation that will provide potential investors with share information that facilitates comparisons of transactions and amounts.

Prospectus Summary, page 5

2. Please revise the first paragraph under the subheading "Business" on page 5 to provide a concise and readily understandable explanation of the products and services you provide. Using language that will be readily understood by someone who is not familiar with your industry or company, briefly explain the needs of your customers, products and services you provide and how the products and services you provide address the customer needs. Avoid reliance on specialized vocabulary such as the terms "Process Enabling" and "Product Enabling" and instead describe those activities in a concise and concrete fashion.

3. We note your disclosure on page 6 which indicates that you issued a stock dividend of 19 shares for each share of common stock. We also note the disclosures on pages 24 and 28 which indicate that there was a 19 for 1 forward split. It would appear, based on the number that will be issued, that there was a stock split. Please clarify for us and revise your disclosures accordingly.

4. We note that stock splits and stock dividends affected after the balance sheet date typically require retrospective presentation. Please tell us how you considered presenting share information in this manner. At a minimum, please revise the Selected Financial Data table on page 14 to provide pro forma per share information to reflect the 19 for 1 forward stock split. You should also provide disclosure which indicates that the pro forma presentation reflects the impact of the stock split.

Management's Discussion and Analysis, page 15

Plan of Operation and Financing Needs, page 15

5. In the first sentence under this heading, please clarify the minimum period of time for which currently available resources will be sufficient to finance planned operations. If this period is at least twelve months from the desired effective date, state this. In your response letter provide a detailed explanation of the basis for your conclusion in this respect. We note that during 2007 you used approximately $60,000 of cash per month of operations and that cash on hand at year end was $26,000. If you believe the $115,000 of equity capital raised in 2007, the $950,000 of convertible note proceeds, coupled with cash generated in anticipated future operations will provide adequate capital for the minimum period of twelve months, please so indicate. Alternatively, if you believe you will need additional capital to fund planned operations for portions of the next twelve months, express the anticipated capital needs in quantitative terms. Although you identify a capital need of $10 million over the next three years, it is unclear whether any

portion of that amount is needed to fund planned operations during the next twelve
months.

6. Please address management's plans to address the uncertainty concerning its ability to
    continue operating as a "going concern" as referenced in the report of your independent
    public accountants and Note 2 to your financial statements.

Results of Operations, page 15

7. The disclosure in this section primarily recites amounts that are readily determinable
    from the face of the operating statement. The results of operations section should inform
    potential investors of business developments during each period that had a material effect
    on the financial results. You should provide management's views concerning the
    challenges and opportunities that were and are presented, as well at management's
    strategy in addressing those challenges and opportunities. Please also address any known
    trends or uncertainties that have had or that the registrant reasonably expects will have a
    material favorable or unfavorable impact on net sales or revenues or income from
    continuing operations as required by Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 16

8. Please summarize the material terms of the $950,000 of convertible notes in this section.
    In particular, indicate the maturity date and interest rate for those notes and describe the
    conversion terms. Ensure that appropriate consideration has been given to the risks
    associated with the reliance upon debt financing to fund operations that have consistently
    resulted in losses in historical periods.

Business, page 19

History, page 19

9. Please identify the provider of video software with whom the company entered into a
    "Product Enabling" agreement in 2005, which you state will provide you a mobile video
    platform which would make you a technology leader for the industry. In your response
    letter, please provide support for this assertion. Expand the description of the agreement
    to provide a materially complete summary of the rights and obligations of the parties
    under the agreement, as material. Also, provide your analysis as to whether this
    agreement is required to be filed under paragraph (b)(10) of Item 601 of Regulation S-K.
     Be advised that a contractual confidentiality agreement will does not excuse you from
    filing an agreement that is required by Item 601 of Regulation S-K. Rather, if the
    agreement is required to be filed, you may choose to apply for confidential treatment of

<u>limited</u> portions of that agreement, consistent with the requirements of Rule 406 and the guidance provided in Staff Legal Bulletin 1A regarding the preparation of confidential treatment requests.

10. Further, claims such as that regarding the status of the above provider as a "leading provider of industry leading video software" should be supported or deleted.

11. On page 20 you indicate that your primary product is Reform. You then suggest that the development of the product is not complete and that it has yet to be fully marketed. In particular you indicate that the "product" is "in beta version" and that "no material sales effort has been made". Please indicate the current development stage of Reform and the extent to which you have received revenues its sales to date. In particular, describe what remains to be accomplished before you will have a fully developed product and describe the timeline for the planned product development and its commercial launch. Discuss the place of Reform in the company's business plans. If the company's "primary product" has not yet been fully developed, please ensure that this is adequately addressed in your prospectus summary and risk factors sections.

<u>Security Ownership of Certain Beneficial Owners and Management, page 26</u>

12. You indicate that shares shown in the beneficially owned column include shares that the holder has the right to acquire within 60 days, as well as shares that are actually owned. Consistent with Instruction 2 to Item 403, as applicable, provide footnotes that indicate the extent to which the reported shares are not currently owned, but may be acquired within 60 days pursuant to options, warrants, conversions or other contractual rights.

<u>Selling Shareholders, page 29</u>

13. In the text preceding the table that begins on page 29, you imply that the shares offered by means of the prospectus have been previously acquired by the selling shareholders. Please expand this section to clarify, if true, that the shares offered are currently outstanding. Please provide a concise description of the transaction(s) in which the shares were issued, to the extent those issuances occurred during the past three years. It portions of the shares are not yet issued, a materially complete description of the terms upon which they may or will be acquired should be provided. See Item 507 of Regulation S-K. We note disclosure on page 6 that indicates that there are 32 million shares outstanding before the offering, and this also suggests that the approximately 26 million shares offered by the selling security holders are all outstanding. However, on page 6, you also refer to "shares to be issued to the selling shareholders". Please reconcile these statements.

****

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: Gregory Sichenzia
        Sichenzia Ross Friedman Ference LLP
        61 Broadway
        New York, NY 10006
        Facsimile No: (212) 930-9725